November 15, 2024

Janet Turner
Chief Financial Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO
80906

       Re: Fortitude Gold Corporation
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 27, 2024
           File No. 333-249533
Dear Janet Turner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Jason Reid